UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, January 19, 2011

CANAL+ and Orange announce their plan to create a joint venture to merge Orange cinema series and TPS Star

Today Bertrand Meheut, Chairman of the CANAL+ Group, and Stéphane Richard, Chief Executive Officer of Orange, announced a strategic partnership plan to bring the Orange cinema series package and TPS Star together under one joint venture. The business will be owned 50-50 by the two partners and managed by both on a equal basis. The CANAL+ Group will contribute its production skills, while Orange will provide technological expertise to develop interactive and associated transmedia services.

The Orange ciné max and TPS Star channels will merge to create Orange ciné star, a premium channel that will offer exclusive premier programs, primarily movies and TV series. Orange ciné star will maintain Orange ciné max and TPS Star’s production policy, which is based on delivering quality content. The new channel will be distributed through the Orange and CANALSAT networks and will be available to any operator, an approach which will help to acheive financial balance for the joint venture.

The Orange and CANAL+ plan will also:

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maintain the other four Orange cinema series channels in accordance with the existing production policy while keeping the same names (Orange ciné happy, Orange ciné choc, Orange ciné novo, Orange ciné géants), and should distribute them over their respective networks,

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maintain commitments to promote cinematic creation, especially in France

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ensure long-term employment for all Orange production and technical employees involved in the Orange channels

Commenting on the announcement,  Stéphane Richard said, "Today's agreement with CANAL+ is another example of our strategy to build partnerships that will drive the development of content. Our goal is to develop the content created by our production partners and offer our clients innovative products and services by leveraging the power of our networks and the experience we’ve acquired over the last few years. To continue to develop an Orange cinema series package we can be proud of, and continue to make it available to our 494,000 customers, I know we can rely on the incredible knowledge of CANAL+ in producing and marketing premium channels."

For Bertrand Meheut, “This plan combines the unique know-how of two major telecom and television companies and will allow TV viewers to enjoy a quality channel at an attractive price. They will also benefit from additionnal freedom and simplicity in their television choices. This natural partnership with France’s leader in the ADSL market fulfills our multi-platform strategy: make our products available over all broadcast networks. Orange’s ability to innovate technologically is just one more advantage we welcome.”

This partnership will be presented to employee representative bodies and submitted for their consultation and for the approval of the governing authorities.

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. With more than 131 million customers, the Orange brand covers internet, television and mobile services in the majority of countries where the Group operates. At the end of 2009, France Telecom had sales of 44.8 billion euros (33.7 billion euros for the first nine months of 2010). At 30 September 2010, the Group had a total customer base of 203 million customers in 32 countries. These include 144.5 million mobile customers and 13.3 million broadband internet (ADSL, FTTH) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

About CANAL+ Group

CANAL+ Group is the leading premium and theme channel broadcaster in France and leading distributor of pay television offers with revenues of ¬4.5 billion and 12.5 million subscriptions, including 10.8 million in France. The CANAL+ Channels are CANAL+ Group's flagship offer with premium, exclusive content including movies, sports, drama, entertainment and news. Each year, the CANAL+ Channels air over 550 movies and 5,000 hours of live sports.

CANAL+ Group also markets France’s leading multichannel offer with over 300 channels and services under the CANALSAT brand. The CANAL+ Channels and CANALSAT are available on all distribution platforms: satellite, IPTV, DTT, cable and mobile networks. A pioneer in digital TV in Europe, CANAL+ Group leads the way in enhancing TV viewers’ experience and developing new services and TV consuming habits, on-demand or on-the-go.

In addition to pay-TV activities, CANAL+ Group is a major European player in motion picture production, acquisition and distribution and is also involved in organising and marketing sport events.

Press contacts:

Orange:	CANAL+ Group
Béatrice Mandine + 33 1 44 44 93 93	Laurence Gallot +33 1 71 35 02 22
Anne-Catherine Moreno +33 1 44 44 93 93	Antoine Banet-Rivet +33 1 71 35 00 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 20, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer